UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Marrone Bio Innovations, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

57165B106
(CUSIP Number)

Ospraie Ag Science LLC c/o Dwight Anderson 437 Madison Avenue, 28th Floor New York NY 10022 (212) 602-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Ag Science LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,666,667 shares of Common Stock of Marrone Bio Innovations, Inc. (the “Issuer”) issuable upon exercise of warrants.
(2)
Based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (“SEC”) on August 9, 2019.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Includes 30,666,667 shares of Common Stock of the Issuer issuable upon exercise of warrants.
(2)	Based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the SEC on August 9, 2019.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Holding I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)(2)
14	TYPE OF REPORTING PERSON PN, HC

(1)	Includes 30,666,667 shares of Common Stock of the Issuer issuable upon exercise of warrants.
(2)	Based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the SEC on August 9, 2019.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Ospraie Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)(2)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Includes 30,666,667 shares of Common Stock of the Issuer issuable upon exercise of warrants.
(2)	Based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the SEC on August 9, 2019.

CUSIP No. 57165B106	SCHEDULE 13D

1	NAME OF REPORTING PERSON Dwight Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ] [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,333,334 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,333,334 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,333,334 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.6% (1)(2)
14	TYPE OF REPORTING PERSON IN, HC

(1)	Includes 30,666,667 shares of Common Stock of the Issuer issuable upon exercise of warrants.
(2)	Based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the SEC on August 9, 2019.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Ospraie Ag Science LLC and Dwight Anderson on February 12, 2018. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by and on behalf of (i) Ospraie Ag Science LLC, a Delaware limited liability company ("Ospraie LLC"), with respect to the shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer held by it, (ii) Ospraie Management, LLC, a Delaware limited liability company (“Ospraie Management”), which serves as the investment manager of Ospraie LLC, (iii) Ospraie Holding I, LP, a Delaware limited partnership (“Ospraie Holding”), which serves as the managing member of Ospraie Management, (iv) Ospraie Management, Inc., a Delaware corporation (“Ospraie Inc.”), which serves as the general partner of Ospraie Holding, and (v) Dwight Anderson, a United States citizen, who serves as the sole managing member of Ospraie LLC and is the sole owner of Ospraie Inc.  Ospraie LLC, Ospraie Management, Ospraie Holding, Ospraie Inc. and Mr. Anderson are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".

(b) The principal business address of the Reporting Persons is 437 Madison Avenue, 28th Floor, New York, NY 10022.

(c)  The principal business of: (i) Ospraie LLC is to invest in securities, (ii) Ospraie Management is to operate as an asset management firm focused on commodities and basic industries and to serve as the investment manager of Ospraie LLC, (iii) Ospraie Holding is to serve as the managing member of Ospraie Management, (iv) Ospraie Inc. is to serve as the general partner of Ospraie Holding, and (v) Mr. Anderson is to serve as the Managing Principal of Ospraie Management and the sole managing member of Ospraie LLC.

On August 7, 2019, Ospraie Management began serving as the investment manager of Ospraie LLC pursuant to an Investment Management Agreement (the “IMA”). Ospraie Management was delegated voting and investment power over and thus beneficial ownership of the shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer held by Ospraie LLC pursuant to the IMA.  Ospraie Holding may be deemed to beneficially own the shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer held by Ospraie LLC as the managing member of Ospraie Management.  Ospraie Inc. may be deemed to beneficially own the shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer held by Ospraie LLC as the general partner of Ospraie Holding.  Mr. Anderson may be deemed to beneficially own the shares of Common Stock of the Issuer and warrants to purchase shares of Common Stock of the Issuer held by Ospraie LLC as the Managing Principal of Ospraie Management, the sole owner of Ospraie Inc. and the sole managing member of Ospraie LLC.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ospraie LLC is a Delaware limited liability company. Ospraie Management is a Delaware limited liability company.  Ospraie Holding is a Delaware limited partnership.  Ospraie Inc. is a Delaware corporation.  Mr. Anderson is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

Warrant Amendment and Plan of Reorganization Agreement

On August 6, 2019, the Issuer, Ospraie LLC, Ardsley Partners Renewable Energy Fund, L.P. and Ivan Saval entered into a Warrant Amendment and Plan of Reorganization Agreement (the "Warrant Agreement") pursuant to which the expiration date of the previously disclosed warrants to purchase Common Stock of the Issuer held by Ospraie LLC was extended to December 31, 2021. In addition, pursuant to the Warrant Agreement, the Issuer will have a right, so long as the closing price for the Issuer's Common Stock on its principal market immediately prior to the exercise of such right is in excess of the exercise price for the warrants, to require Ospraie LLC to exercise up to all of its warrants in exchange for the shares of Common Stock underlying such warrants and new warrants ("New Warrants") to purchase shares of Common Stock of the Issuer in an amount equal to the amount of warrants being required to be exercised.

Such New Warrants will be first exercisable 180 days after issuance, will have a term expiring on January 1, 2023 and will have an exercise price of $1.75 per share. The New Warrants will be exercisable in cash, provided that they may be exercised via net exercise if the Issuer does not have a registration statement registering the shares of Common Stock underlying the New Warrants effective as of June 30, 2020. In addition, the Issuer will redeem the New Warrants upon the occurrence of any Fundamental Transaction (as defined in the New Warrants), and the New Warrants will be subject to weighted-average antidilution provisions, subject to a minimum exercise price of $1.26 per share.

On August 7, 2019, Ospraie LLC received a notice (the “Notice”) from the Issuer that the Issuer was exercising its right pursuant to the Warrant Agreement to require Ospraie LLC to exercise a portion of its warrants in exchange for shares of Common Stock of the Issuer and New Warrants.  The Notice covered warrants to purchase 8,378,871 shares of Common Stock held by Ospraie LLC.  Pursuant to the Notice, Ospraie LLC will be required to exercise the warrants covered by the Notice within four weeks of the date of the Notice, or no later than September 4, 2019.

The foregoing descriptions of the Warrant Agreement and New Warrants do not purport to be complete and are qualified in their entirety by reference to the full texts of the Warrant Agreement and Form of New Warrant, which are incorporated by reference as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Registration Rights Agreement

In connection with the Warrant Agreement, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the parties to the Warrant Agreement pursuant to which the Issuer agreed to file a registration statement with the SEC no later than March 31, 2020 covering the resale of the shares of Common Stock underlying the New Warrants and to maintain the effectiveness of the registration statement until the date upon which the shares of Common Stock underlying the New Warrants held by the parties to the Warrant Agreement cease to be Registrable Securities (as that term is defined in the Registration Rights Agreement).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

Messrs. Robert A. Woods, Yogesh Mago, Keith McGovern and Stuart Woolf, representatives of the Reporting Persons, currently serve on the Board of Directors (the “Board”) of the Issuer.

The Reporting Persons may engage in discussions with the Issuer’s management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 110,726,347 shares of Common Stock of the Issuer outstanding as of August 5, 2019, as reported in the Issuer’s Form 10-Q/A filed with the SEC on August 9, 2019.

(c)  The disclosure in Item 4 is incorporated herein by reference. Except as disclosed in this Amendment No. 1, the Reporting Persons did not effect any transactions in the Common Stock of the Issuer during the past sixty days.

(d)  No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

The Warrant Agreement is incorporated by reference as Exhibit 99.2 to this Amendment No. 1 and is incorporated herein by reference.

The Form of New Warrant is incorporated by reference as Exhibit 99.3 to this Amendment No. 1 and is incorporated herein by reference.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.4 to this Amendment No. 1 and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit                   Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2
Warrant Amendment and Plan of Reorganization Agreement, dated August 6, 2019, by and among Marrone Bio Innovations, Inc., Ospraie AG Science LLC, Ardsley Partners Renewable Energy Fund, L.P. and Ivan Saval (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019).

99.3	Form of Warrant Issuable pursuant to the Warrant Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019).

99.4
Registration Rights Agreement, dated August 6, 2019, by and between Marrone Bio Innovations, Inc. and the investors named therein (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 8, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 12, 2019

OSPRAIE AG SCIENCE LLC

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

OSPRAIE MANAGEMENT, LLC

By:	Ospraie Holding I, LP, its managing member
By:	Ospraie Management, Inc., its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE HOLDING I, LP

By:	Ospraie Management, Inc., its general partner
By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE MANAGEMENT, INC.

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

DWIGHT ANDERSON

By:	/s/ Dwight Anderson

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.00001 per share, of Marrone Bio Innovations, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 12th day of August, 2019.

OSPRAIE AG SCIENCE LLC

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Managing Member

OSPRAIE MANAGEMENT, LLC

By:	Ospraie Holding I, LP, its managing member
By:	Ospraie Management, Inc., its general partner

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE HOLDING I, LP

By:	Ospraie Management, Inc., its general partner
By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

OSPRAIE MANAGEMENT, INC.

By:	/s/ Dwight Anderson
Name:	Dwight Anderson
Title:	Sole Owner

DWIGHT ANDERSON

By:	/s/ Dwight Anderson